OMNI INSURANCE GROUP, INC.                                        EXHIBIT 99.1


                 FACTORS AFFECTING FORWARD LOOKING STATEMENTS

The following factors, in addition to the other information available regarding the Company, should be carefully considered by investors and prospective investors.

Nature of Property and Casualty Insurance Industry

The property and casualty insurance industry, including the business of marketing and underwriting non-standard automobile insurance, is affected by various factors. Many of these factors are beyond the Company's control and can adversely affect the Company's results of operations. Aggressive pricing by competitors can result in downward pressure on rates. State regulation of rates can limit the Company's discretion with respect to the pricing of its products. Pricing cycles and overcapacity in the industry can result in reduced rates. General economic conditions, including interest rate fluctuations, and reduced levels of economic activity may adversely affect the Company. Judicial decisions relating to insurance coverage issues and the amount of compensation payable with respect to injuries can also have an adverse impact on the Company's operations. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business."

Regulation

Extensive laws and regulations of the states in which the Company conducts operations govern many aspects of its business, including, but not limited to, licensing, payment of dividends, establishment of rates, transfer of control and the Company's participation in residual markets such as assigned risk pools. Changes in such laws and regulations or the adoption of new laws or consumer initiatives regarding rates charged for automobile insurance coverage or other matters could have a material adverse affect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers which they exercise primarily for the protection of policyholders. See "Business - Regulation."

The insurance laws of most states, including Illinois, Omni Insurance Company's state of domicile, regulate the ability of insurers domiciled in such states as to the payment of dividends or other distributions to stock holders. Thus, the ability of the Company to receive dividends from Omni Insurance Company is subject to significant limitations imposed by Illinois law. See "Market for the Registrant's Common Equity and Related Stockholder Matters."

Illinois insurance laws and regulations provide that no person may acquire control of the Company, and thus control of Omni Insurance Company or Omni Indemnity Company, without obtaining the prior approval of the Commissioner of Insurance of the State of Illinois (the "Commissioner"). Under Illinois law, any person acquiring ten percent or more of the voting securities of an insurance holding company is deemed to have acquired control of that company and, consequently, is required to obtain the approval of the Commissioner before consummating such acquisitions.

Loss and Loss Adjustment Expense Reserves

Non-standard automobile risks have higher than average loss costs and a higher loss frequency than preferred or standard risks. Amounts established by the Company for loss and loss adjustment expense reserves are estimates of future costs based on many variables, including historical and statistical information, inflation, legal developments, economic conditions and general trends in severity and frequency of claims. Future upward adjustments to loss and loss adjustment expense reserves which are not anticipated by management could have a material adverse impact upon the Company's financial condition and results of operations. The Company engages an independent actuary to review and certify its reserves on an annual basis. See "Business - Loss and Loss Adjustment Expense Reserves."

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Competition

The property and casualty insurance industry is highly competitive and the Company competes with many national and regional insurers. Many of the Company's competitors have greater financial marketing resources than the Company. Certain of the Company's competitors may from time to time seek to acquire or increase market share by pricing their products at levels below those required for profitability, thereby creating downward pressure on pricing. Downward pressure on pricing can also result from competitors establishing rates based upon insufficient or faulty actuarial data. The Company believes it can compete successfully notwithstanding such factors, but such occurrences may nevertheless adversely affect the Company and cause fluctuations in the Company's results of operations. See "Business - Competition."

Expansion

The Company's future growth will depend on its ability to expand further in states where it presently does business and to enter other states. This expansion may be achieved through the acquisition of other companies. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of debt, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company.

Concentration of Revenues

Significant segments of the Company's gross premiums written in recent years have been in the states of Florida, Texas, Virginia and Alabama. The loss of any of these state segments, whether due to regulatory changes or other reasons, would have a material adverse effect on the Company's operations and financial results. A significant portion of the Company's business in Texas in 1996 was written through an independent agency which accounted for 11.8% of the Company's total gross premiums for the year ended 1996. The loss of this agency or of any significant group of independent agents would have a material adverse effect on the Company's operations and financial results. See "Business - Overview," "Business - Growth Strategy" and "Business - Marketing."

Reinsurance

The Company maintains excess of loss and catastrophe reinsurance. Under the excess of loss reinsurance agreement, the Company's liability for any single occurrence is generally limited to the statutory minimum limits of coverage. The reinsurer providing the Company's excess of loss coverage is rated A++ by Best. Under the catastrophe reinsurance agreement, a reinsurer rated A+ by A.M. Best reinsures 80% of all comprehensive premiums and provides coverage in the event of large weather-related losses. Each of the assuming reinsurers is liable to the extend of the reinsurance ceded; however, in the event such reinsurer does not pay its portion of the loss, the Company, as the ceding insurer, would be responsible for the entire loss. See "Business - Reinsurance."

Reliance on Management

The Company is and will be heavily dependent upon its senior management and the loss of services of one or more of such executives could adversely affect the Company. The president of the Company has entered into an employment contract with the Company. The chairman and chief executive officer of the Company is the Company's majority stockholder. See "Directors and Executive Officers of the Registrant" and "Security Ownership of Certain Beneficial Owners and Management."

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Limitations on Change in Control

Illinois law requires that any acquisition of control of the Company be approved in advance by the Commissioner. Such requirement could discourage efforts to effect a change in control of the Company. See "Business - Regulation."

Control by Certain Stockholder

Dudley L. Moore, Jr., the Company's majority stockholder, owns [2,950,000] shares of Common Stock, representing approximately [51.8%] of all such shares outstanding. As a result, Mr. Moore has the ability to control the election of the Company's directors, influence fundamental corporate actions, and effectively to control the Company. Mr. Moore's ownership of a majority of the Company's outstanding voting securities and his ability to control the outcome of proposals requiring stockholder approval could have the effect of preventing a change in control of the Company and permit Mr. Moore to cause or prevent significant corporate actions, even if such actions would be beneficial to the interests of other stockholders. See "Directors and Executive Officers of the Registrant" and "Security Ownership of Certain Beneficial Owners and Management."